No Act

PE 01/25/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE

[redacted]

12025371

January 27, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-27-12

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.

Dear Ms. O'Toole:

This is in regard to your letter dated January 25, 2012 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Monasterio Pan de Vida, Mercy Investment Services, Inc., and the Sisters of Charity of Saint Elizabeth for inclusion in Goldman's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Goldman therefore withdraws its January 23, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Rev. Séamus P. Finn
Missionary Oblates of Mary Immaculate
seamus@omiusa.org

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 25, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc., Withdrawal of No-Action Request Dated January 23, 2012 Regarding Shareholder Proposal of the Missionary Oblates of Mary Immaculate and co-filers

Ladies and Gentlemen:

We refer to our letter, dated January 23, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that The Goldman Sachs Group, Inc. (the "Company") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Missionary Oblates of Mary Immaculate ("OMI"), as primary proponent, and the Maryknoll Fathers and Brothers, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Monasterio Pan de Vida, Mercy Investment Services, Inc., and Sisters of Charity of Saint Elizabeth, as co-filers, from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders.

Attached hereto as Exhibit A are email communications, dated January 23, 2012 and January 25, 2012 (the "OMI Withdrawal Communications"), from OMI to the Company withdrawing the Proposal. In accordance with the Staff's guidance in Staff Legal Bulletin No. 14F (October 18, 2011), the OMI Withdrawal Communications confirm that OMI is authorized to withdraw the proposal on behalf of all co-filers. In reliance on the OMI Withdrawal Communications, we hereby withdraw the No-Action Request.

*****

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-357-1584. Thank you for your attention to this matter.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole

Attachment

cc: Rev. Séamus P. Finn, OMI, Missionary Oblates of Mary Immaculate

EXHIBIT A

----- Original Message -----
From: Seamus Finn [mailto:seamus@omiusa.org]
Sent: Monday, January 23, 2012 09:33 PM
To: Holmes, Dane [EO]
Cc: Barbara Aires (baires@scnj.org) <baires@scnj.org>; Joseph La Mar (JLamar@Maryknoll.org) <JLamar@Maryknoll.org>; Valerie Heinonen (heinonenv@juno.com) <heinonenv@juno.com>
Subject: RE: Re:

Dane,

Sorry for the delay. I was out of internet connection.

We have decidied to withdraw the resolution based on the conversation that we had over the phone, our understanding that we can follow up with spme further questions on the issue
and schedule an in person conversation with those who are directly reponsible for monitoring the risk exposure that the Swiss presence opens up for GS in light of the contunuing eform and vigilance about tax evasion and the use of tax havens by corporations themselves and the services they offer to their clients.

I trust that this workd from your side and is I think reflective of the history of our relationship with GS.

Let me know if you have any questions.

Séamus

Rev. Séamus P. Finn OMI
Director
JPIC Ministry
Missionary Oblates
391 Michigan Ave
Washington DC 20017

PH: 202-269-6715
seamus@omiusa.org
www.omiusajpic.org

From: Holmes, Dane [Dane.Holmes@gs.com]
Sent: Monday, January 23, 2012 12:00 PM
To: Seamus Finn
Cc: Joffe, Bess
Subject: Re:

Seamus -
Hope you are well. I was looking for an update on your shareholder proposal.

Our lawyers want to submit a no action letter tonight. However, I was hoping that you and the other filers might be willing to withdraw on the condition of greater engagement on this issue.

Another question raised by the lawyers is why it is called "bank secrecy" given it is focused on tax secrecy?

Let me know your thoughts.
Kind regards, Dane

----- Original Message -----
From: Seamus Finn [mailto:seamus@omiusa.org]
Sent: Wednesday, January 18, 2012 10:48 PM
To: Holmes, Dane [EO]
Subject:

hello from Dhaka. Got your call.

Will caucus with others by email And get back to you as soon as I van.

Sent from my iPad

From: Seamus Finn [mailto:seamus@omiusa.org]
Sent: Wednesday, January 25, 2012 09:29 AM
To: Joffe, Bess [EO]
Subject: Re: One thing re withdrawal

YES. I CAN CONFIRM.

Seamus

Sent from my Verizon Wireless Phone

----- Reply message -----
From: "Joffe, Bess" <Bess.Joffe@gs.com>
To: "Seamus Finn" <seamus@omiusa.org>
Cc: "Holmes, Dane" <Dane.Holmes@gs.com>, "Miner, Heather (Kennedy)" <heather.miner@gs.com>
Subject: One thing re withdrawal
Date: Tue, Jan 24, 2012 9:28 pm

Seamus, our lawyers are saying they need you to confirm in writing that you have the authority to withdraw for all co-filers. Can you confirm?

Thanks.

Goldman, Sachs & Co.
200 West Street | New York, NY 10282
Tel: 212-357-5077 | Fax: 212-291-5839
e-mail: bess.joffe@gs.com

Goldman
Sachs

Bess Joffe
Vice President
Investor Relations

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 23, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of the Missionary Oblates of Mary Immaculate

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the Missionary Oblates of Mary Immaculate, as primary proponent, and the Maryknoll Fathers and Brothers, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Monasterio Pan de Vida, Mercy Investment Services, Inc., and Sisters of Charity of Saint Elizabeth, as co-filers (collectively, the "Proponents"). The full text of the Proposal and all correspondence with the Proponents are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials.

This letter, including the exhibit hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012

Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information."

Neither the title of the Proposal, "Bank Secrecy Risks," nor the supporting statement, which discusses banking secrecy, relate in any meaningful way to the resolution. The resolution and supporting statement are included in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to: (i) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations, (ii) Rule 14a-8(i)(3), because the Proposal contains materially false and misleading statements and (iii) Rule 14a-8(i)(10), because the Proposal has already been substantially implemented.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Proposal is properly excludable from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal relates to: (1) managing tax expense and sources of financing; (2) evaluating the impact of government regulation; and (3) adopting and maintaining compliance programs. The Proposal also seeks to inappropriately micro-manage the Company by delving into complex matters of tax law. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018, *Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted).

For proposals requesting issuers to prepare reports, the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable." Exchange Act Release No. 20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205* (Aug. 16, 1983). Likewise, for proposals relating to the evaluation of risk, the Staff "will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business." *Staff Legal Bulletin No. 14E* (Oct. 27, 2009). Again, where it does, the proposal will generally be excludable.

The underlying subject matter of the report and evaluation of risk requested in the instant Proposal involves a matter of ordinary business because changes in, and changes in the interpretation and enforcement of, U.S. and foreign tax laws and policies relates to: (1) the Company's management of tax expenses and sources of financing; (2) evaluating the impact of government regulation on the Company; and (3) the Company's adherence to ethical business practices and the adoption and implementation of compliance programs.

The Staff has regularly allowed the exclusion of proposals that relate to decisions concerning a company's tax expenses and sources of financing. *See Wal-Mart Stores, Inc.* (Mar. 21, 2011). In *Wal-Mart*, the proposal requested an annual report on "the risks created by the actions [the company] takes to avoid or minimize US federal, state and local taxes." In concurring with the exclusion of the proposal, the Staff noted that the proposal related to "decisions concerning the company's tax expenses and sources of financing." *See also TJX Companies, Inc.* (Mar. 29, 2011) (same); *Pfizer Inc.* (Feb. 16, 2011) (same); *Lazard Ltd* (Feb. 16, 2011) (same); *PepsiCo, Inc.* (Mar. 13, 2003) (proposal requesting a report on the company's tax breaks was excludable as relating to "disclosure of the sources of financing"). Similarly, the Proposal's request for disclosure of the Company's interpretation of tax laws or policies or its use of tax structures and arrangements clearly relates to the Company's decisions concerning tax expenses and sources of financing, and thus to the Company's ordinary business operations under Rule 14a-8(i)(7).

The Staff has also consistently recognized that evaluating the impact of government regulation on a company is an ordinary business operation. *See General Electric Co.* (Jan. 30, 2007). In *General Electric*, the proposal requested a report on the company's activity and plans with respect to certain regulatory matters and public policies, such as "lawsuit/tort reform," "Sarbanes-Oxley reform" and "tax reform." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it involved "evaluating the impact of government regulation on the company." *See also Citigroup Inc.* (Feb. 5, 2007) (same); *Bank of America Corp.* (Jan. 31, 2007) (same); *Pfizer Inc.* (Jan. 31, 2007) (same). The Proposal also asks the Company to evaluate the impact of government regulation, in this case tax regulation, on the Company, and thus relates to the Company's ordinary business operations under Rule 14a-8(i)(7).

Finally, the Staff has permitted the exclusion of proposals that relate to a company's adherence to ethical business practices and the conduct of legal compliance. *See Sprint Nextel Corp.* (Mar. 16, 2010). In *Sprint*, the proposal requested a report on why the company failed to adopt an ethics code designed to promote "[h]onest and ethical conduct" and "[c]ompliance with securities laws, and SEC rules and regulations." The Staff permitted the exclusion of the proposal, noting that it concerned "adherence to ethical business practices and the conduct of legal compliance programs." *See also FedEx Corp.* (July 14, 2009) (proposal requesting a report on the company's compliance with state and federal laws governing the classification of employees and independent contractors was excludable as relating to the company's "general legal compliance program"); *Verizon Communications* (Jan. 7, 2008) (proposal requesting, among other things, a report on the company's policies for preventing and handling illegal trespassing incidents was excludable as relating to the company's "general legal compliance program"). While the disconnect between the supporting statement and the resolution contained in the Proposal makes it difficult to ascertain the focus of the Proposal with any certainty (as discussed further below in Section II.B), it appears that the requested report would involve a discussion of the ethical and compliance aspects of the Company's interpretation of tax laws and policies and its use of tax-related structures and arrangements. Thus, the subject matter of the Proposal relates to the Company's general compliance program in a manner that supports the exclusion of the Proposal under Rule 14a-8(i)(7).

Further, the Proposal seeks to micro-manage the Company by probing too deeply into the complex matter of interpreting and complying with U.S. and foreign tax laws. In interpreting and understanding tax laws, the Company must consider numerous complex factors that shareholders, as a group, would not be in a position to make an informed judgment about. For example, the Company considers complex statutes, prevailing legal and business norms in the industry, cash flow and financing needs and ongoing advice from regulators, legal counsel and other tax experts. These considerations are better left to the expertise and business judgment of the Company.

In determining whether to allow the exclusion of a shareholder proposal as a matter of ordinary business, the Staff considers whether the proposal has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). The Proponents provide no support for the relevance or importance of this topic because the Proponent's supporting statement is not about U.S. or foreign tax laws. While tax law is important to the Company and some elements of tax law are topics of public debate (*e.g.*, the corporate and personal income tax rates), in *AT&T Inc.*, the Staff noted that a topic may "appear[ ] to be an important business matter for [the company] and . . . [have] recently attracted increasing levels of public attention" but still not rise to the level of a significant policy issue for purposes of Rule 14a-8(i)(7). In particular, the resolution contained in the Proposal relates broadly to the topic of "US federal, state, local and foreign tax laws and policies," and does not focus on any particular controversial tax issue that can be viewed as a topic of widespread public debate. Accordingly, the Company believes that the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(7).

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal and the supporting statement, when read together, are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sep. 15, 2004).

The Staff will also consider the extent to which "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *Id. See, e.g., Entergy Corp.* (Feb. 14, 2007) (proposal excludable where, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal); *Energy East Corp.* (Feb. 12, 2007) (same); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007) (same).

When read together, the title of the Proposal, resolution and supporting statement in the Proposal are materially misleading. A reasonable shareholder would expect, after reading the title and the supporting statement, that he or she is being asked to vote on a proposal related to "Banking Secrecy Risks." The word "tax" or the concept of taxation do not appear a single time in the supporting statement, which has a consistent theme of bank secrecy. However, the resolution relates solely to a report on risks related to U.S. and foreign tax laws and policies. The resolution has no apparent connection with the supporting statement.

This disconnect between the title of the Proposal and supporting statement and the resolution is so stark that it suggests that the resolution included in the Proposal is a mistake. In this regard, proposals with resolutions substantially identical to the instant Proposal have been submitted to at least two other companies. *See The Boeing Co.* (incoming letter dated Dec. 21, 2011); *General Electric Co.* (incoming letter dated Dec. 13, 2011) (in each case, currently under review by the Staff). Unlike the Proposal, the supporting statements in both these proposals focus on topics such as aggressive tax strategies, transfer pricing and effective tax rates—not banking secrecy.

The title of the Proposal and supporting statement here are entirely irrelevant to the subject matter of the resolution. For this reason, there is a strong likelihood that a reasonable shareholder, upon reading the Proposal, would be uncertain as to the matter on which he or she is being asked to vote. The Company in implementing the Proposal would be faced with a decision of whether to prepare a report on bank secrecy issues (addressing the concerns raised throughout the supporting statement) or a report on tax-related risks (as requested in the operative resolution on which shareholders are voting), and different shareholders would likely have very different expectations as to what would be produced. The Proposal would require either an entirely new supporting statement or an entirely new resolution to make it internally cohesive and understandable to a reasonable shareholder. Accordingly, the Company believes that the entire Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(3). Alternatively, and to the extent that the Staff does not concur that the entire Proposal may be excluded on other grounds, the Company believes that the title of the Proposal and supporting statement may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(3). *See General Motors Corp.* (Feb. 25, 2004) (allowing the exclusion of an irrelevant supporting statement under Rule 14a-8(i)(3) as materially false or misleading).

C. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented it.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release* No. 12598, [1976-77 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600* (July 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Similarly, the Staff has declared that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded provided that the company has *substantially* implemented it. *See, e.g., The Procter & Gamble Company* (Aug. 4, 2010) (permitting exclusion of a proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Wal-Mart Stores, Inc.* (March 30, 2010) (permitting exclusion of a proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles): *ConAgra Foods. Inc.* (July 3, 2006) (permitting exclusion of a proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the proposal).

The Company believes that it may exclude the Proposal because the Company already discloses information in its periodic reports filed with the Commission regarding risks related to changes in, and changes in interpretation and enforcement of, U.S. and foreign tax laws and policies. For example, in its 2010 Annual Report on Form 10-K ("2010 Form 10-K") in the Notes to Consolidated Financial Statements in the 2010 Form 10-K, under the caption "Note 26 – Income Taxes," the Company explains to shareholders that:

> The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as the United Kingdom, Japan, Hong Kong, Korea and various states, such as New York. The tax years under examination vary by

> jurisdiction. The firm believes that during 2011, certain audits have a reasonable possibility of being completed. The firm does not expect completion of these audits to have a material impact on the firm's financial condition but it may be material to operating results for a particular period, depending, in part, on the operating results for that period. *Id.* at 185.

In "Note 26 – Income Taxes," the Company also discloses its policies relating to provision for income taxes, deferred income taxes and unrecognized tax benefits. *Id.* at 182-85. In its Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2010 Form 10-K, under the caption "Results of Operations – Provision for Taxes," the Company explains to shareholders the Company's effective income tax rate for the last two years, and accounts for the difference between the two. *Id.* at 51. In the Risk Factors section, the Company discloses that "additional taxes have been (or have been proposed to be) imposed on certain financial institutions," which may result in possible adverse effects on the Company's business. *Id.* at 18. The Company further discloses that "the risk that new laws or regulations or changes in enforcement of existing laws or regulations applicable to our businesses or those of our clients, including tax burdens . . . may adversely affect our ability to compete effectively with other institutions that are not affected in the same way." *Id.* at 26. The Company expects to make similar disclosures in future periodic reports that it files with the Commission, updated as appropriate.

Like the companies that published the environmental reports in the precedent cited above, and therefore had substantially implemented a proposal regarding global warming, the Company has substantially implemented the Proposal's request to prepare a report on risks related to changes in tax laws by including discussions of that topic in its periodic reports filed with the Commission. Accordingly, the Company believes that the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(10).

******

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-357-1584. Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachment

cc: Rev. Séamus P. Finn, OMI, Missionary Oblates of Mary Immaculate
Father Joseph P. La Mar, M.M., Maryknoll Fathers and Brothers
Sister Rose Marie Stallbaumer, OSB, Benedictine Sisters of Mount St. Scholastica and Benedictine Sisters of Monasterio Pan de Vida
Valerie Heinonen, o.s.u., and Susan Smith Makos, Mercy Investment Services, Inc.
Sister Barbara Aires, SC, Sisters of Charity of Saint Elizabeth

EXHIBIT A

Missionary Oblates of Mary Immaculate
Justice, Peace & Integrity of Creation Office, United States Province

LCB

December 1, 2011

DEC - 2 2011

RECEIVED

Mr. Lloyd C. Blankfein, Chair and Chief Executive Officer
c/o Mr. John F.W. Rogers, Secretary
Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004 FAX: 212-902-3000

Dear Mr. Blankfein:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 60 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutions committed to socially responsible investments. We are the beneficial owners of 286,000 shares in Goldman Sachs Group, Inc. Verification of our ownership of this stock is enclosed.

We continue to be alarmed about debt and deficits here in the U.S. and in numerous other countries especially across the developed world. The lack of revenues that many governments and those who depend on the basic housing, health, education and transportation services that they provide continues to accelerate. All have a responsibility, as god corporate citizens, to contribute their fair share to the public coffers and to be transparent about their commitment to such practices.

It is with this in mind that I write at this time to inform you of our intention to file the enclosed stockholder resolution for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I will be the primary contact for this resolution.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn o.m.i.

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE., Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572
www.omiusajpic.org

STATE STREET.

801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone: (816) 871-4100
www.statestreet.com

December 01, 2011

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVD

Dear Fr. Seamus Finn:

These shares are held in nomine e name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

Security	**Shares**	**Acquisition Date**
Goldman Sachs Group Inc Sub NT	286,000.00	09/26/2007

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (816) -871-9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan R. Lightfoot
Client Service Manager
Specialized Trust Services

Banking Secrecy Risks

Whereas the credibility, reliability and public purpose of major financial institutions continues to be questioned by the leaders of major religious institutions and by many citizens groups across the world,

Whereas in the 1990s, Goldman Sachs set up a company offshore in the British Virgin Islands called Goldman Sachs Services Ltd (GSSL), that appears to have been designed to conceal the size of the bonuses of the company's London bankers, who were seconded to work there,

Whereas Judge David Williams said in 2009 that it (GSSL) was "a way of keeping information about the GS accounts and payroll out of the public domain and confidential",

Whereas our company paid $550 million in a civil fraud fine settlement with the Securities and Exchange Commission announced in July 2010, over the sale and marketing of controversial mortgage securities,

Whereas the US Department of Justice has to date initiated approximately 150 investigations of offshore-banking clients, of which 36 client cases have been charged, with 31 guilty pleas having been entered, 2 convicted after trial, and 5 awaiting trial and this includes a number of people who facilitated the hiding of assets held offshore,

Whereas investigations have been opened by the DOJ into numerous additional offshore banks across the world,

Whereas this enforcement effort has dealt the fabled Swiss bank secrecy a devastating blow and provided tools that should yield information on thousands of additional offshore account holders who have undisclosed accounts at banks,

Whereas Goldman Sachs Bank AG, Zurich, markets itself as making available to its clients all the global resources and network of Goldman Sachs " with Swiss-based discretionary asset management program" and " with the added benefits of Swiss banking secrecy",

Whereas according to the January 2012 issue of Bloomberg Markets magazine the Federal Reserve and the big banks fought for more than two years to keep details of the largest bailout in U.S. history a secret; "a combined $1.2 trillion on Dec. 5, 2008, their single neediest day",

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

Fathers & Brothers
MARYKNOLL

Fathers and Brothers • *Catholic Foreign Mission Society of America, Inc.*
Corporate Social Responsibility
PO Box 305 • Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 • Fax (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

December 1, 2011

Mr. Lloyd C. Blankfein
Chairman & CEO
Goldman Sachs Group, Inc.
85 Broad Street, 30th Fl
New York, NY 10004

Dear Mr. Blankfelin:

I write to you on behalf of the Maryknoll Fathers and Brothers to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

The Maryknoll Fathers and Brothers are beneficial owners of 20 shares of stock. Proof of ownership is included. We will retain these shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the OMI. It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Fr. Séamus Finn, OMI at (202) 281 1608 if you have any questions about this resolution.

Sincerely,

Joseph P. La Mar

Father Joseph P. La Mar, M.M.
Assistant CFO
Coordinator of Corporate Responsibility

CC:
Fr. Séamus Finn, OMI
ICCR

Enclosures:
Goldman Sachs – Banking Secrecy Risks
Proof of Ownership

Banking Secrecy Risks

Whereas the credibility, reliability and public purpose of major financial institutions continues to be questioned by the leaders of major religious institutions and by many citizens groups across the world,

Whereas in the 1990s, Goldman Sachs set up a company offshore in the British Virgin Islands called Goldman Sachs Services Ltd (GSSL), that appears to have been designed to conceal the size of the bonuses of the company's London bankers, who were seconded to work there,

Whereas Judge David Williams said in 2009 that it (GSSL) was "a way of keeping information about the GS accounts and payroll out of the public domain and confidential",

Whereas our company paid $550 million in a civil fraud fine settlement with the Securities and Exchange Commission announced in July 2010, over the sale and marketing of controversial mortgage securities,

Whereas the US Department of Justice has to date initiated approximately 150 investigations of offshore-banking clients, of which 36 client cases have been charged, with 31 guilty pleas having been entered, 2 convicted after trial, and 5 awaiting trial and this includes a number of people who facilitated the hiding of assets held offshore,

Whereas investigations have been opened by the DOJ into numerous additional offshore banks across the world,

Whereas this enforcement effort has dealt the fabled Swiss bank secrecy a devastating blow and provided tools that should yield information on thousands of additional offshore account holders who have undisclosed accounts at banks,

Whereas Goldman Sachs Bank AG, Zurich, markets itself as making available to its clients all the global resources and network of Goldman Sachs " with Swiss-based discretionary asset management program" and " with the added benefits of Swiss banking secrecy",

Whereas according to the January 2012 issue of Bloomberg Markets magazine the Federal Reserve and the big banks fought for more than two years to keep details of the largest bailout in U.S. history a secret; "a combined $1.2 trillion on Dec. 5, 2008, their single neediest day,

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

Merrill Lynch
Wealth Management

Bank of America Corporation

Catholic Foreign Mission
Society of America, Inc.
PO Box 309
Maryknoll, NY 10545

RE: Verification of Deposit

Important Notice

This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account of Client Name. Details appear below.

Comments

The Catholic Foreign Mission Society of America, Inc (CFMSA) also known as the Maryknoll Fathers and Brothers are beneficial owners of 20 shares of Goldman Sachs (GS). These shares have been consistently held since 03/03/2010.

Signature of Merrill Lynch Branch Office Management Team (OMT)

LISA SPILCCO
Printed Name

11/9/11
Date

*Please be advised, our CMA program permits account holders to access the assets in the account by Visa card and checks, which are drawn and processed against a Merrill Lynch account maintained for the customer at Bank of America, N.A. or JPMorgan Chase, N.A. of Columbus, Ohio. However, the account holder does not maintain a depository balance at that bank. The information provided above may change daily due to activity in the account and/or changes in market value of assets held in the account. This information is provided as a courtesy and Merrill Lynch is not liable or responsible for any decisions made, in whole or in part, on reliance upon this information.

This information is furnished to you in strict confidence in response to your request and is solely for your use for the purposes described in the Verification of Deposit request. If you have any questions, please contact the person whose signature appears above at (xxx) xxx-xxxx.

Mount St. Scholastica
Benedictine Sisters

December 2, 2011

John Rogers
Corporate Secretary
Goldman Sachs
200 West Street
New York, NY 10282

Sent by email: John.Rogers@GS.com

Dear Mr. Rogers:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica, Inc. to co-file the stockholder resolution on Banking Secrecy Risks. It asks:

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 100 shares of Goldman Sachs stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from Merrill Lynch, a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Rev. Seamus Finn of the Oblates of Mary Immaculate who can be reached at 202-281-1608. If agreement is reached, Rev. Finn, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB
Treasurer

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Banking Secrecy Risks

Whereas the credibility, reliability and public purpose of major financial institutions continues to be questioned by the leaders of major religious institutions and by many citizens groups across the world,

Whereas in the 1990s, Goldman Sachs set up a company offshore in the British Virgin Islands called Goldman Sachs Services Ltd (GSSL), that appears to have been designed to conceal the size of the bonuses of the company's London bankers, who were seconded to work there,

Whereas Judge David Williams said in 2009 that it (GSSL) was "a way of keeping information about the GS accounts and payroll out of the public domain and confidential",

Whereas our company paid $550 million in a civil fraud fine settlement with the Securities and Exchange Commission announced in July 2010, over the sale and marketing of controversial mortgage securities,

Whereas the US Department of Justice has to date initiated approximately 150 investigations of offshore-banking clients, of which 36 client cases have been charged, with 31 guilty pleas having been entered, 2 convicted after trial, and 5 awaiting trial and this includes a number of people who facilitated the hiding of assets held offshore,

Whereas investigations have been opened by the DOJ into numerous additional offshore banks across the world,

Whereas this enforcement effort has dealt the fabled Swiss bank secrecy a devastating blow and provided tools that should yield information on thousands of additional offshore account holders who have undisclosed accounts at banks,

Whereas Goldman Sachs Bank AG, Zurich, markets itself as making available to its clients all the global resources and network of Goldman Sachs " with Swiss-based discretionary asset management program" and " with the added benefits of Swiss banking secrecy",

Whereas according to the January 2012 issue of Bloomberg Markets magazine the Federal Reserve and the big banks fought for more than two years to keep details of the largest bailout in U.S. history a secret; "a combined $1.2 trillion on Dec. 5, 2008, their single neediest day,

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

December 2, 2011

John Rogers
Corporate Secretary
Goldman Sachs
200 West Street
New York, NY 10282

Sent by email: John.Rogers@GS.com

Dear Mr. Rogers:

I am writing you on behalf of Benedictine Sisters of Monasterio Pan de Vida to co-file the stockholder resolution on Banking Secrecy Risks. It asks:

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 29 shares of Goldman Sachs stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from Merrill Lynch, a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Rev. Seamus Finn of the Oblates of Mary Immaculate who can be reached at 202-281-1608. If agreement is reached, Rev. Finn, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB
Investment director

Calle Tenochtitlán No. 501 Col. Las Carolinas Torreón, Coahuila, Méx. C.P. 27040

Banking Secrecy Risks

Whereas the credibility, reliability and public purpose of major financial institutions continues to be questioned by the leaders of major religious institutions and by many citizens groups across the world,

Whereas in the 1990s, Goldman Sachs set up a company offshore in the British Virgin Islands called Goldman Sachs Services Ltd (GSSL), that appears to have been designed to conceal the size of the bonuses of the company's London bankers, who were seconded to work there,

Whereas Judge David Williams said in 2009 that it (GSSL) was "a way of keeping information about the GS accounts and payroll out of the public domain and confidential",

Whereas our company paid $550 million in a civil fraud fine settlement with the Securities and Exchange Commission announced in July 2010, over the sale and marketing of controversial mortgage securities,

Whereas the US Department of Justice has to date initiated approximately 150 investigations of offshore-banking clients, of which 36 client cases have been charged, with 31 guilty pleas having been entered, 2 convicted after trial, and 5 awaiting trial and this includes a number of people who facilitated the hiding of assets held offshore,

Whereas investigations have been opened by the DOJ into numerous additional offshore banks across the world,

Whereas this enforcement effort has dealt the fabled Swiss bank secrecy a devastating blow and provided tools that should yield information on thousands of additional offshore account holders who have undisclosed accounts at banks,

Whereas Goldman Sachs Bank AG, Zurich, markets itself as making available to its clients all the global resources and network of Goldman Sachs " with Swiss-based discretionary asset management program" and " with the added benefits of Swiss banking secrecy",

Whereas according to the January 2012 issue of Bloomberg Markets magazine the Federal Reserve and the big banks fought for more than two years to keep details of the largest bailout in U.S. history a secret; "a combined $1.2 trillion on Dec. 5, 2008, their single neediest day,

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

Merrill Lynch
Wealth Management
Bank of America Corporation

John Rogers
DEC 1 2 2011
Received

December 2, 2011

Mr. John F. W. Rogers
Corporate Secretary
Goldman Sachs
200 West Street
New York, NY 10282

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Rogers,

As of December 2, 2011, the Benedictine Sisters of Monasterio Pan de Vida held in the Torreon Mission Account and has held continuously for at least one year, 29 shares of Goldman Sachs common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
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Merrill Lynch
Wealth Management
Bank of America Corporation

2959 N. Rock Road Ste 200, Wichita, KS 67226-1193

UNITED STATES POSTAGE
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0003174409 DEC 05 2011
MAILED FROM ZIP CODE 67226

MR. JOHN F. W. RODGERS
CORPORATE SECRETARY
GOLDMAN SACHS
200 WEST STREET
NEW YORK, NY 10282

10282$2198

MERCY INVESTMENT SERVICES, INC

December 1, 2011

Lloyd C. Blankfein, Chair and CEO
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Blankfein:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution which requests that the Board of Directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, U.S. federal, state, local and foreign tax laws and policies. It is filed for inclusion in the 2012 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We look forward to a restoral of confidence in both U.S. and global financial systems and urge your disclosure of these risks to the global common good.

Mercy Investment Services is the beneficial owner of at least $2000 worth of shares of Goldman Sachs stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services is filing this resolution with the Oblates of Mary Immaculate, which is the primary filer. We will coordinate with Rev. Seamus Finn, who is our authorized contact person for the resolution. Rev. Finn may be reached at (202) 281 1608.

Yours truly,

Valerie Heinonen, osu.

Susan S. Makos

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinonenv@juno.com

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.
513-673-9992
smakos@sistersofmercy.org

Banking Secrecy Risks

Whereas the credibility, reliability and public purpose of major financial institutions continues to be questioned by the leaders of major religious institutions and by many citizens groups across the world,

Whereas in the 1990s, Goldman Sachs set up a company offshore in the British Virgin Islands called Goldman Sachs Services Ltd (GSSL), that appears to have been designed to conceal the size of the bonuses of the company's London bankers, who were seconded to work there,

Whereas Judge David Williams said in 2009 that it (GSSL) was "a way of keeping information about the GS accounts and payroll out of the public domain and confidential",

Whereas our company paid $550 million in a civil fraud fine settlement with the Securities and Exchange Commission announced in July 2010, over the sale and marketing of controversial mortgage securities,

Whereas the US Department of Justice has to date initiated approximately 150 investigations of offshore-banking clients, of which 36 client cases have been charged, with 31 guilty pleas having been entered, 2 convicted after trial, and 5 awaiting trial and this includes a number of people who facilitated the hiding of assets held offshore,

Whereas investigations have been opened by the DOJ into numerous additional offshore banks across the world,

Whereas this enforcement effort has dealt the fabled Swiss bank secrecy a devastating blow and provided tools that should yield information on thousands of additional offshore account holders who have undisclosed accounts at banks,

Whereas Goldman Sachs Bank AG, Zurich, markets itself as making available to its clients all the global resources and network of Goldman Sachs " with Swiss-based discretionary asset management program" and " with the added benefits of Swiss banking secrecy",

Whereas according to the January 2012 issue of Bloomberg Markets magazine the Federal Reserve and the big banks fought for more than two years to keep details of the largest bailout in U.S. history a secret; "a combined $1.2 trillion on Dec. 5, 2008, their single neediest day,

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

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John Rogers
DEC 19 2011
Received

BNY MELLON
ASSET SERVICING

December 1, 2011

Lloyd C. Blankfein, Chair & CEO
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: Mercy Investment Services Inc.

Dear Mr. Blankfein:

This letter will certify that as of December 1, 2011 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 16 shares of Goldman Sachs Group.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Goldman Sachs Group and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Meghan Dragina

Meghan Dragina
Senior Associate
BNY Mellon Asset Servicing

Phone: (412) 234-4991
Email: Meghan.dragina@bnymellon.com

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

LCB

DEC - 5 2011

RECEIVED

December 1, 2011

Mr. Lloyd Blankfein
Chair & CEO
Goldman Sachs
200 West Street
New York, NY 10282

Dear Mr. Blankfein,

The Sisters of Charity of Saint Elizabeth continue to be concerned about risk management in the operation of Goldman Sachs' financial services related to offshore accounts and its impact on the financial system. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders disclosing the financial, reputational and commercial risks as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 100 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-file this resolution with the Oblates of Mercy Immaculate for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH NEW JERSEY MDCCCLIX

973.290 5402
973 290 5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Banking Secrecy Risks

Whereas the credibility, reliability and public purpose of major financial institutions continues to be questioned by the leaders of major religious institutions and by many citizens groups across the world,

Whereas in the 1990s, Goldman Sachs set up a company offshore in the British Virgin Islands called Goldman Sachs Services Ltd (GSSL), that appears to have been designed to conceal the size of the bonuses of the company's London bankers, who were seconded to work there,

Whereas Judge David Williams said in 2009 that it (GSSL) was "a way of keeping information about the GS accounts and payroll out of the public domain and confidential",

Whereas our company paid $550 million in a civil fraud fine settlement with the Securities and Exchange Commission announced in July 2010, over the sale and marketing of controversial mortgage securities,

Whereas the US Department of Justice has to date initiated approximately 150 investigations of offshore-banking clients, of which 36 client cases have been charged, with 31 guilty pleas having been entered, 2 convicted after trial, and 5 awaiting trial and this includes a number of people who facilitated the hiding of assets held offshore,

Whereas investigations have been opened by the DOJ into numerous additional offshore banks across the world,

Whereas this enforcement effort has dealt the fabled Swiss bank secrecy a devastating blow and provided tools that should yield information on thousands of additional offshore account holders who have undisclosed accounts at banks,

Whereas Goldman Sachs Bank AG, Zurich, markets itself as making available to its clients all the global resources and network of Goldman Sachs " with Swiss-based discretionary asset management program" and " with the added benefits of Swiss banking secrecy",

Whereas according to the January 2012 issue of Bloomberg Markets magazine the Federal Reserve and the big banks fought for more than two years to keep details of the largest bailout in U.S. history a secret; "a combined $1.2 trillion on Dec. 5, 2008, their single neediest day,"

Resolved: Shareholders request that the board of directors annually prepare a report to shareholders disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com

LCB

DEC - 5 2011

RECEIVED

December 1, 2011

Mr. Lloyd C. Blankfein
Chair and CEO
Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Blankfein,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of **100.00** shares of **Goldman Sachs Group, Inc.** common stock for the Sisters of Charity of Saint Elizabeth.

Please be advised that as of **December 1, 2011**, the Sisters of Charity of Saint Elizabeth:

- have continuously held the requisite number of shares of **Goldman Sachs Group, Inc.** common stock for at least one year, and
- intend to continue holding the requisite number of shares of **Goldman Sachs Group, Inc.** common stock through the date of the **2012** Annual Meeting of Shareholders

If you should have any questions or require additional information, please do not hesitate to contact me.

Sincerely,

Yvette S. Andrews
Manager Investment Performance Analysis
Ashfield Capital Partners, LLC
415.391.4747

CC: Sister Barbara Aires
John.rogers@gs.com, Goldman Sachs Corporate Secretary

As of: 12/1/2011

Assets By Lot

12/01/2011

For Portfolio: S070 - SISTERS OF CHARITY OF ST. ELIZABETH NJ

Average cost

		Purchase							Current		Unrealized Gain/Loss			
Identifier	Security Name	Trade Date	Ref #	Ext #	Broker	Shares/PAR	Price	Cost	Price	Market	Short Term	%	Long Term	%
GS	GOLDMAN SACHS GROUP INC	11/24/2010	93628		SONIC1	100	159.9338	15,993.38	95.8600	9,586.00	0.00	0.00	-6,407.38	-40.06
			S070 Total US Dollar Securities:			100.00		15,993.38		9,586.00	0.00	0.00	-6,407.38	-40.06

Shares and Prices are post-split.